 So 2|11

   **05035454** MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/04   AND ENDING   12/31/04
                                        MM/DD/YY   MM/DD/YY

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8- 51950

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alfa Capital Markets (USA), Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

                                        (No. and Street)

New York   New York   10022
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Denson   212-421-7500
                                                (Area Code – Telephone No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLC
                    (Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 1 8 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____David Denson_____ swear (or affirm) that, to the best

of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ALFA CAPITAL MARKETS (USA), INC._____,

as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner,

proprietor, principal officer of director has any proprietary interest in any account classified soley as that of a customer,

except as follows:

_____None_____

_____

_____

_____
Signature

Diana M. Paul-Jones   CHIEF OPERATING OFFICER
Notary Public, State of New York   Title
No. 41-4831931
Qualified In Queens County
This report** contains (check all applicable boxes) Commission Expires May 31, 2007

☑ (a) Facing page.

☑ (b) Statement of Financial Condition.

☑ (c) Statement of Income (Loss).

☑ (d) Statement of Changes in Financial Condition.

☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☑ (g) Computation of Net Capital.

☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.

☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the

　　　 Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-

　　　 solidation.

☑ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Financial Statements

Alfa Capital Markets (USA), Inc.

December 31, 2004



Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Cuthill & Eddy LLC

CERTIFIED PUBLIC ACCOUNTANTS

Limited Liability Company

Independent Auditor's Report

Shareholder
Alfa Capital Markets (USA), Inc.
New York, NY

We have audited the accompanying statement of financial condition of Alfa Capital Markets (USA), Inc. (the "Company"), a subsidiary of OJSC Alfa Bank, as of December 31, 2004, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alfa Capital Markets (USA), Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and the computation of aggregate indebtedness, as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLC

January 11, 2005

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com
Division for CPA Firms   American Institute of Certified Public Accountants   Florida Institute of Certified Public Accountants
Member of IA International With Correspondent Offices in Principal Cities Of The World

ALFA CAPITAL MARKETS (USA), INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 1,182,962
Due from broker	200,368
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $169,729	94,106
Income tax refund receivable	9,021
Other assets	40,270
	$ 1,526,727

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued expenses and other liabilities	$ 27,304
Shareholder's equity:	
Preferred stock – no par value; authorized 500 shares, none issued	
Common stock – no par value; authorized 500 shares, issued and outstanding 187 shares	5,011,500
Accumulated deficit	(3,512,077)
	1,499,423
	$ 1,526,727

ALFA CAPITAL MARKETS (USA), INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004

Revenue:		
Commission income	$	658,203
Interest income		6,079
		664,282
Expenses:		
Compensation and benefits		647,071
Floor brokerage, commissions and clearing fees		67,259
Communications		107,817
Rent expense, including occupancy costs		225,947
Professional and consulting fees		43,950
Other		239,826
		1,331,870
Net loss	$	(667,588)

ALFA CAPITAL MARKETS (USA), INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2004

| | Common stock | | Accumulated | |
	Shares	Amount	deficit	Total
Shareholder's equity at January 1, 2004	187	$5,011,500	$ (2,844,489)	$ 2,167,011
Net loss for the period	-	-	(667,588)	(667,588)
Shareholder's equity at December 31, 2004	187	$5,011,500	$ (3,512,077)	$ 1,499,423

ALFA CAPITAL MARKETS (USA), INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net loss	$ (667,588)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	50,925
Changes in operating assets and liabilities:	
Decrease in due from broker	71,779
Decrease in income tax receivable	58,692
Increase in other assets	(18,610)
Increase in accrued expenses and other liabilities	13,511
Total adjustments	176,297
Net cash used by operating activities	(491,291)
Cash flows from investing activities:	
Purchase of furniture and equipment and net cash used by investing activities	(4,455)
Net decrease in cash and cash equivalents	(495,746)
Cash and cash equivalents, January 1, 2004	1,678,708
Cash and cash equivalents, December 31, 2004	$ 1,182,962

1. Nature of operations and summary of significant accounting policies:

   Nature of operations and organization:
   Alfa Capital Markets (USA), Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is a wholly owned subsidiary of OJSC Alfa Bank (the "Parent"). The Company acts as an introducing broker for institutional customers.

   Cash and cash equivalents:
   The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash. Cash equivalents consist of a money market fund maintained at a bank.

   Furniture, equipment and leasehold improvements:
   Depreciation of furniture, equipment and leasehold improvements is provided for on a straight-line basis over the estimated useful lives of such assets. Leasehold improvements are amortized over the term of the lease. Estimated useful lives of the furniture and equipment are from five to seven years.

   Income taxes:
   Income taxes are determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, which requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

   Use of estimates:
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   Revenue and expense recognition:
   The revenues of the Company are derived primarily from commissions earned on securities transactions.

ALFA CAPITAL MARKETS (USA), INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

YEAR ENDED DECEMBER 31, 2004

1. Nature of operations and summary of significant accounting policies - continued:

Computation of customer reserve:
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

2. Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements, at cost, consist of the following:

Furniture and fixtures	$ 21,066
Office equipment	190,122
Leasehold improvements	52,647
	263,835
Less accumulated depreciation	169,729
	$ 94,106

3. Liabilities subordinated to the claims of creditors:

None of he Company's liabilities have been subordinated to the claims of general creditors at December 31, 2004.

4. Income taxes:

At December 31, 2004, the Company had net operating loss carryforwards for income tax purposes of approximately $3,441,000, which are available to offset federal, state and local taxable income through 2024. The carryforwards resulted in a deferred tax asset of approximately $516,000 at December 31, 2004, for which the Company has provided a full valuation allowance due to the uncertainty about future realization of this tax benefit.

ALFA CAPITAL MARKETS (USA), INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

YEAR ENDED DECEMBER 31, 2004

5. Commitments:

The Company is obligated under noncancelable lease agreements expiring through April 30, 2006. Future aggregate minimum rental commitments are as follows:

Year ending December 31,

2005	$ 217,704
2006	73,102
	$ 290,806

One of the leases contains provisions for escalations based on certain costs incurred by the lessor. Rent expense relative to the above lease agreements was approximately $225,000 for the year ended December 31, 2004.

6. Contingency:

The Company is party to federal trademark infringement and unfair competition litigation involving the Company's use of the name "Alfa" in commerce in association with financial services. As relief, the plaintiff has requested an injunction preventing the Company from using the word "Alfa" in connection with its services, unspecified profits which could be attributed to the Company's use of the mark "Alfa", and attorney's fees associated with the action. The Company believes that it has substantial and meritorious defenses against the infringement claims and intends to vigorously contest them. It is management's opinion that the outcome of the above litigation will not have a materially adverse effect on the Company's financial position, results of operations or cash flows.

7. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

As of December 31, 2004, the Company had excess net capital of $1,138,481 and a net capital ratio of .02.

8. Related party transactions:

The Company maintains cash balances with the Parent (OJSC Alfa Bank) and an affiliate. At December 31, 2004, such cash balances amounted to $117,540. Additionally, the Company's Parent provided a letter of credit in the amount of $89,375 as a security deposit for the benefit of the Company's landlord.

ALFA CAPITAL MARKETS (USA), INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

YEAR ENDED DECEMBER 31, 2004

9. Supplementary disclosures of cash flow information:

Cash was paid during the year for:

Interest	$ 949
Income taxes	$ 8,025

ALFA CAPITAL MARKETS (USA), INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Total shareholder's equity	$ 1,499,423
Deductions:	
Nonallowable assets:	
Cash held in foreign affiliated banks	(117,540)
Furniture, equipment and leasehold improvements, net	(94,106)
Income tax refund receivable	(9,021)
Other assets	(40,270)
Net capital before haircuts on securities positions	1,238,486
Haircuts on money market accounts	(5)
Net capital	$ 1,238,481
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)	
Net capital, as reported in Company's Part II FOCUS report	$ 1,238,481

ALFA CAPITAL MARKETS (USA), INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17A-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Accrued expenses and other liabilities and
  aggregate indebtedness $ 27,304

Ratio of aggregate indebtedness
  to net capital   .02



Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Independent Auditor's Report
On Internal Control Required By SEC Rule 17a-5

Shareholder
Alfa Capital Markets (USA), Inc.
New York, NY

In planning and performing our audit of the financial statements and supplemental schedules of Alfa Capital Markets (USA), Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com
Division for CPA Firms   American Institute of Certified Public Accountants   Florida Institute of Certified Public Accountants
Member of IA International With Correspondent Offices in Principal Cities Of The World

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Alfa Capital Markets (USA), Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be place on surveillance by management.

This report is intended solely for the information and use of the shareholder, management, the Securities Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 11, 2005